FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: April 11th, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Philippe Germond announces his intention to leave the company

Paris, April 8, 2005 — Philippe Germond has announced his intention to resign from his position as President and COO of Alcatel (Paris: CGEP.PA et NYSE : ALA) and member of the Board of Directors. This will be proposed at the next Board of Directors’ meeting on April 19, 2005.

“I regret Philippe Germond’s decision. I would like to thank him for the important contribution that he made to the Group. In the last two years, he has actively participated in the company’s recovery,” said Serge Tchuruk, Chairman and CEO of Alcatel.

Philippe Germond joined Alcatel as President and COO in January 2003. He was Chairman and CEO of Groupe Cegetel SFR, Vivendi Universal Net, Vivendi Telecom International, and member of the Executive Committee of Vivendi Universal. He joined SFR in 1995 as CEO for SFR. From 1980 to 1995, he held various positions within Hewlett Packard in the USA, France and Europe.

Philippe Germond is a graduate of the Ecole Centrale de Paris, and he holds a Master of Science in Management from the Stanford University.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries.

For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel :+ 33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations

Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com